UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No. 8)* Turquoise Hill Resources Ltd. (formerly named Ivanhoe Mines Ltd.)
(Name of Issuer) Common Shares, No Par Value
(Title of Class of Securities) 900435108
(CUSIP Number) 31 December 2012
(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 900435108	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Martin Friedland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION American and Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 103,760,164
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 103,760,164
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,760,164
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 900435108	SCHEDULE 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Holdings SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 78,578,317
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,578,317
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,578,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 900435108	SCHEDULE 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Securities SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 78,578,317
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,578,317
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,578,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 900435108	SCHEDULE 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Australian Bulk Minerals SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,689,603
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 41,689,603
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,689,603
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 900435108	SCHEDULE 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldamere Holdings SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,689,603
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 41,689,603
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,689,603
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 900435108	SCHEDULE 13G	Page 7 of 11 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned are hereby amending their Schedule 13G Statement dated December 31, 2011 (the “Schedule 13G”) to reflect certain matters pertaining to Turquoise Hill Resources Ltd. (“TRQ”) shares. Capitalized terms used herein have the meanings ascribed to them in the Schedule 13G.

Item 1

1(a) Name of Issuer: Turquoise Hill Resources Ltd. (formerly named Ivanhoe Mines Ltd. (the “Company”))

1(b) Address of Issuer's Principal Executive Offices:
Suite 615– 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1

Item 2

2(a) Name of Person Filing:

No changes

2(b) Address or Principal Business Office or, if none, Residence:

No changes

2(c) Citizenship:

No changes

2(d) Title of Class of Securities:  No changes

2(e) CUSIP No.:  900435108

Item 3:  No changes.

CUSIP No. 900435108	SCHEDULE 13G	Page 8 of 11 Pages

Item 4. Ownership

All ownership percentages and amounts reported herein reflect the beneficial ownership of Robert Martin Friedland, Newstar Holdings SRL (“Newstar Holdings”), Newstar Securities SRL (“Newstar Securities”), Australian Bulk Minerals SRL (“ABM”) and Goldamere Holdings SRL (“Goldamere”) as of January 31, 2013.

a.	Amount Beneficially Owned:

Goldamere directly beneficially owns an aggregate of 41,689,603 common shares of TRQ (“Shares”).  ABM may be deemed to beneficially own an aggregate of 41,689,603 Shares as a result of its voting and dispositive power over 41,689,603 Shares beneficially owned by Goldamere, its wholly owned subsidiary.  Newstar Securities may be deemed to beneficially own an aggregate of 78,578,314 Shares as a result of its voting and dispositive power over 41,689,603 Shares beneficially owned by ABM, its wholly owned subsidiary, in addition to the 36,888,714 Shares owned directly by it.  Newstar Holdings may be deemed to beneficially own an aggregate of 78,578,314 Shares as a result of its owning all of the stock of Newstar Securities.  Mr. Friedland may be deemed to beneficially own an aggregate of 103,760,164 Shares as a result of his voting and dispositive power over 78,578,314 Shares beneficially owned by Newstar Holdings, his wholly owned company in addition to the 25,181,847 Shares owned directly by him, of which 2,399,426 are stock options exercisable into Shares within the next 60 days.

b.	Percent of class:

Mr. Friedland may be deemed to beneficially own approximately 10.3% of the Shares.  Newstar Holdings and Newstar Securities may be deemed to beneficially own approximately 7.8% of the Shares.  ABM and Goldamere may be deemed to beneficially own approximately 4.1% of the Shares.

c.	Number of shares as to which such person has sole and shared power to direct the vote and sole and shared power to direct the disposition of:

Goldamere may be deemed to have sole power to direct the voting and disposition of the 41,689,603 Shares it beneficially owns.  ABM may be deemed to have sole power to direct the voting and disposition of the 41,689,603 Shares beneficially owned by Goldamere, its wholly owned subsidiary.  Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 41,689,603 Shares beneficially owned by ABM, its wholly owned subsidiary, in addition to the 36,888,714 Shares owned directly by it.  Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 78,578,317 Shares beneficially owned by Newstar Securities, its wholly owned subsidiary.  Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 103,760,164 Shares beneficially owned by Newstar Holdings, his wholly owned company, in addition to the 25,181,847 Shares owned directly by him, 2,399,426 of which are stock options exercisable into Shares within the next 60 days.

Item 5.

Ownership of 5 Percent or Less of a Class: N/A

CUSIP No. 900435108	SCHEDULE 13G	Page 9 of 11 Pages

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person: N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

No changes.

Item 8.

Identification and Classification of Members of the Group:  N/A

Item 9.

Notice of Dissolution of Group: N/A

Item 10.

Certifications:  N/A

[Remainder of page intentionally left blank]

CUSIP No. 900435108	SCHEDULE 13G	Page 10 of 11 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 7th, 2013

/s/ Robert Martin Friedland
Robert Martin Friedland

NEWSTAR HOLDINGS SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

NEWSTAR SECURITIES SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

AUSTRALIAN BULK MINERALS SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

GOLDAMERE HOLDINGS SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

CUSIP No. 900435108	SCHEDULE 13G	Page 11 of 11 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously filed.)